Exhibit 3

FOR IMMEDIATE RELEASE	13 OCTOBER 2014

WPP PLC (“WPP”)

Share Cancellation

WPP announces that it has today cancelled 13,400,000 shares representing 1% of issued share capital with immediate effect. Following this cancellation, WPP confirms that its capital consists of 1,323,505,175 ordinary shares with voting rights. WPP holds 7,526,560 of its ordinary shares in Treasury. Therefore the total number of voting rights in WPP is 1,315,978,615 shares

The figure 1,315,978,615 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP	+ 44 (0)207 408 2204